# Pruco Securities, LLC
## Statement of Financial Condition
## December 31, 2019

SEC ID No. 8-16402

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

**Pruco Securities, LLC**
**Index**
**December 31, 2019**



## Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Pruco Securities, LLC:

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Pruco Securities, LLC (the "Company") as of December 31, 2019 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2020

We have served as the Company's auditor since 1996.

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286-6000, www.pwc.com/us*

# Pruco Securities, LLC
## Statement of Financial Condition
## December 31, 2019

*(dollars in thousands)*

| | | |
|---|---|---:|
| **Assets** | | |
| Cash and cash equivalents | $ | 93,663 |
| Receivable from broker-dealers | | 2,859 |
| Receivable from affiliates | | 22,685 |
| Prepaid expenses and other assets | | 2,399 |
| Federal deferred tax receivable from Parent | | 3,756 |
| Total assets | $ | 125,362 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Payable to affiliates | $ | 29,745 |
| Accounts payable and other accrued liabilities | | 17,625 |
| Federal income tax payable | | 3,743 |
| Total liabilities | | 51,113 |
| | | |
| Commitments and contingent liabilities (see Note 7) | | |
| | | |
| Member's Equity | | |
| Contributed capital | | 26,500 |
| Undistributed earnings | | 47,749 |
| Total member's equity | | 74,249 |
| Total liabilities and member's equity | $ | 125,362 |

The accompanying notes are an integral part of this Statement of Financial Condition.

*(dollars in thousands)*

1.  **Organization and Nature of Business**

    Pruco Securities, LLC (the "Company") is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company, with its principal offices in Newark, NJ, is a registered broker dealer subject to the rules and regulations of the Security and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    The Company is the principal underwriter and broker dealer for SEC registered variable life insurance products issued by affiliated companies, Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

    The Company provides a wide range of financial services. Its business includes mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance, and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through National Financial Services LLC ("NFS").

    The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

2.  **Summary of Significant Accounting Policies**

    The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

    The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $93,663 includes a $87,206 investment in a non-proprietary money market mutual fund. The remaining $6,457 represents amounts on deposit in corporate accounts at commercial banks.

    In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA which is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member Parent is an insurance company that generally pays state premium tax in lieu of state income tax.

    Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although

*(dollars in thousands)*

realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

H.R.1, also referred to as the Tax Cuts and Jobs Act of 2017 (the "Tax Act of 2017"), was enacted into law on December 22, 2017 and is generally effective starting in 2018. The Tax Act of 2017 changes the taxation of businesses and individuals by lowering tax rates and broadening the tax base through the acceleration of taxable income and the deferral or elimination of certain deductions, as well as changing the system of taxation of earnings of foreign subsidiaries. The most significant change for the Company is the reduction of the corporate tax rate from 35% to 21%.

See Note 4 for additional information regarding income taxes.

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification.

The FASB has issued several standards with varying effective dates. None of these are expected to materially impact the Company.

3.    **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

*(dollars in thousands)*

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash equivalents (money market mutual funds) | $ 87,206 | — | — | $ 87,206 |

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amounts equal or approximate fair value. The Company did not have any transfers between the levels.

|  | Fair Value | | | | Carrying Amount |
|---|---|---|---|---|---|
|  | Level 1 | Level 2 | Level 3 | Total | Total |
| **Assets:** | | | | | |
| Cash | $ 6,457 | $ — | $ — | $ 6,457 | $ 6,457 |
| Receivable from broker-dealers | — | 2,859 | — | 2,859 | 2,859 |
| Receivable from affiliates | — | 22,685 | — | 22,685 | 22,685 |
| Prepaid Expenses and other assets | — | 2,399 | — | 2,399 | 2,399 |
| Federal deferred tax receivable from Parent | — | 3,756 | — | 3,756 | 3,756 |
| **Total Assets** | $ 6,457 | $ 31,699 | $ — | $ 38,156 | $ 38,156 |
|  | | | | | |
| **Liabilities** | | | | | |
| Payable to affiliates | $ — | $ 29,745 | $ — | $ 29,745 | $ 29,745 |
| Accounts payable and other accrued liabilities | — | 17,625 | — | 17,625 | 17,625 |
| Federal income tax payable to Parent | — | 3,743 | — | 3,743 | 3,743 |
| **Total Liabilities** | $ — | $ 51,113 | $ — | $ 51,113 | $ 51,113 |

Due to the short-term nature of the assets and liabilities listed above, the Company believes the carrying values approximate fair value.

4. **Income Taxes**

The Company has deferred tax assets of $3,756 due to temporary differences relating to reserves established as described in Note 7.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2019, the Company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or

*(dollars in thousands)*

expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2019.

The Company files a consolidated Federal income tax return with its Parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2019 are 2015 through 2019.

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. **Related Party Transactions**

It is noted that balances included below may not agree to the face of the financial statements as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

Certain balances included in Payable to affiliates, on the Statement of Financial Condition have been recorded net in accordance with ASC 210-20 and there is no cross-netting between different affiliated entities.

At December 31, 2019 and for the year then ended, the Company had the following Statement of Financial Condition:

| Statement of Financial Condition | Receivable | Payable |
|---|---|---|
| Receivable from broker-dealers | $ 1,283 | $ — |
| Receivable from/payable to affiliates | 22,685 | 29,745 |
| Federal income taxes | 3,756 | 3,743 |
| | $ 27,724 | $ 33,488 |

6. **Concentrations of Credit Risk**

As discussed in Note 1, the Company clears its securities transactions through NFS on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and NFS, NFS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2019, the Company was not required to pay any amounts related to these guarantees and, based on historic performance, has recorded no liability as of December 31, 2019. The risk of default depends on the creditworthiness of the individual counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

*(dollars in thousands)*

### 7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

At December 31, 2019, the Company had remediation reserves of $17,527, pursuant to an advisory program analysis related to industry-wide regulatory share class and revenue sharing initiatives. This reserve is included in *Accounts payable and other accrued liabilities* in the Statement of Financial Condition. The company anticipates that it will complete the remediation in the first half of 2020.

### 8. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $55,015, which was $51,607 in excess of its required net capital of $3,408. The Company's ratio of aggregate indebtedness to net capital was 0.93 to 1.

The Company is exempt from the Customer Protection Rule (Rule15c3-3) since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3.

### 9. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2019 and through the issuance date, February 27, 2020 of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.